

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

David S. Boone
Chief Executive Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 850
Dallas, TX 75240

> **Re:** **American CareSource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-33094**

Dear Mr. Boone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The acknowledgements on page three of our letter dated September 14, 2010, need to be made by the company, not your counsel. Please provide a written statement in accordance with our September 14 letter.

Definitive Proxy Statement on Schedule 14A

2010 Management Bonus Program, page 17

2. We note your response to comment seven in our letter dated September 14, 2010, specifically that you "will present the non-discretionary component in the non-equity incentive plan compensation column rather than the bonus column in [your] future filings, to the extent such officers remain 'named executive

officers.'" Please submit a response that provides draft language for future filings.

3.   In addition, we reissue comment seven in our letter dated September 14, 2010. We note that you have corporate financial performance objectives used to determine the bonuses for management, Revenue and EBITDA. The company, however, has not provided quantitative disclosure of these performance objectives. In future filings, please disclose these performance objectives. It is unclear how disclosure of company revenues and EBITDA would cause competitive harm if disclosed, when the company will have already provide the actual financial results for that time period.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director